Astex Pharmaceuticals, Inc.
4140 Dublin Blvd., Suite 200 Dublin, CA 94568 Phone: (925) 560-0100 Fax: (925) 551-6482
www.astx.com

April 4, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Astex Pharmaceuticals, Inc.
File Number: 333-180352

Dear Mr. Riedler:

We are responding to the comment contained in your letter dated March 29, 2012 (the “Comment Letter”) related to the above referenced filing.  For your convenience, we have repeated the comment contained in the Comment Letter below in italic type before our response.

Please revise the section entitled “Where You Can Find More Information” in an amendment to your registration statement to incorporate by reference the Form 8-Ks filed on January 20, 2012 and March 13, 2012. Please refer to Item 12(a)(2) of Form S-3 for guidance.

Response:

In response to the Staff’s comments, we have amended our Form S-3 Registration Statement to include reference to the Form 8-Ks we filed on January 20, 2012 and March 13, 2012.

Additionally, in response to your request, we acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions or comments, please direct these to me at 925-560-2824.  In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at michael.molkentin@astx.com.  Thank you for your assistance.

Sincerely,

/s/ MICHAEL MOLKENTIN
Michael Molkentin
Chief Financial Officer
Astex Pharmaceuticals, Inc.

cc:                                 James S.J. Manuso, Chief Executive Officer, Astex Pharmaceuticals, Inc.
Page Mailliard, Wilson Sonsini Goodrich & Rosati, P.C.